Exhibit 99.1

Rail Vision Announces First Half 2024 Financial Results

Ra’anana, Israel, August 29, 2024 (GLOBE NEWSWIRE) – Rail Vision Ltd. (Nasdaq: RVSN) (“Rail Vision” or the “Company”), a development stage technology company seeking to revolutionize railway safety and the data-related market, today reported financial results for the first half ended June 30, 2024.

“We continued to strengthen our foundation during 2024, completing a series of financing transactions that raised gross proceeds of over $12 million. On a business level, securing orders from global leaders and successfully delivering our advanced systems have been important milestones for us. I’m proud to say that all installations have been carried out with industry-leading partners, further strengthening our presence in the U.S. market. The positive feedback we’re receiving from these esteemed customers aligns with our commitment to excellence and innovation, as we continue to implement solutions that meet and exceed customer expectations. We have also started providing fleet management and data and cloud services that allow our customers to see the actual system performance.” commented Shahar Hania, CEO of Rail Vision.

First Half 2024 & Recent Highlights:

Cash position

Rail Vision started 2024 by securing over $12 million in proceeds to fuel its business through a pair of financing transactions, including a private placement of its shares and warrants, a convertible loan credit facility and exercise of warrants.

Executing on sales:

●	Received $1 million order out of a contract valued at up to $5 million in potential follow-on orders with leading US-based rail and leasing services company: In April, Rail Vision received an initial purchase order amounting to approximately $1 million as part of a contract valued at up to $5 million in potential follow-on orders with a leading US-based rail and leasing services company that the Company initially announced in January 2024.

●	In June 2024 Rail Vision received a follow-on order from the same customer, in the amount of approximately $200,000, which is in addition to the original agreement and refers to additional services requested by the customer.

Engaging with US and global industry leaders:

●	Rail Vision Successfully Installed its AI-Driven System for Class 1 US Operator: In June 2024, Rail Vision completed the successful installation of its AI-driven Shunting Yard product for a Class 1 freight rail US-based company. The North American Class 1 rail company will use the system on its locomotives for evaluation in different scenarios related to safety and efficiency. This installation follows the purchase order, which was announced in March 2024.

●	Rail Vision Installed its AI-Driven Product with Loram, a Top US-Based Railway Track Maintenance Supplier: In June 2024, Rail Vision completed the successful delivery and installation of its AI-driven Shunting Yard product to Loram, a leading US-based provider of railway track maintenance equipment and services. This installation fulfills the purchase order that was announced in April 2024.

●	Rail Vision Successfully Installed its AI-based Product at a Leading Global Mining Company: In June 2024, Rail Vision successfully installed its product at one of Latin America’s leading mining companies. Following a successful delivery, Rail Vision’s team arrived at the mining company’s installation site, where both sides installed the AI-based MainLine product and Rail Vision led training sessions for the mining company’s team.

●	Announced first-ever commercial installation of its AI-driven systems in a national railways line: In February 2024, Rail Vision announced the first ever commercial installation of its AI-driven Main Line Systems in a national railways line, marking a significant milestone in the Company’s journey towards revolutionizing railway safety and efficiency. A successful evaluation process resulted in the purchase of ten Rail Vision Main Line Systems for $1.4 million by Israel Railways.

Strengthening IP protection:

In August 2024, Rail Vision was granted patent approval from the United States Patent and Trademark Office for its innovative AI-based railway obstacle detection system, which followed the Company receiving a notice of allowance from the Japan Patent Office for the same patent application in June 2024.

First Half 2024 Financial Results

●	Revenues were $761,000 for the six months ended June 30, 2024, comprised from the mining company that purchased a Rail Vision Main Line System, first installation of Rail Vision’s Main Line Systems in Israel Railways and the successful delivery and installation of Rail Vision’s Shunting Yard product to Loram.

●	Research and development (“R&D”) expenses for the six months ended June 30, 2024, were $2,458,000, compared to R&D expenses of $3,682,000 in the six months ended June 30, 2023. The decrease in R&D expenses was primarily attributable to a decrease in R&D salaries due to a reduction in workforce, including a reduction in the Company employee base by 12 R&D employees and R&D equipment purchases.

●	General and administrative expenses for the six months ended June 30, 2024, were $2,116,000, compared to $2,303,000 in the six months ended June 30, 2023. The decrease is primarily attributed to a decrease in salaries and other administrative and operational costs, as part of the process of reducing costs as mentioned above.

●	As a result of the foregoing, the Company’s operating loss for the six months ended June 30, 2024, was $4,185,000 compared to an operating loss of $5,985,000 for the six months ended June 30, 2023.

●	Financial expenses amounted to $1,304,000 for the six months ended June 30, 2024, a decrease of $1,454,000, compared to $150,000 financial income for the six months ended June 30, 2023. The decrease was primarily attributable to the amortization of discount related to a convertible loan credit facility that the Company entered into in January 2024.

●	GAAP net loss for the six months ended June 30, 2024, was $24,324,000, or $1.99 per ordinary share, compared to a GAAP net loss of $5,835,000, or $2.69 per ordinary share, in the six months ended June 30, 2023.

●	Non-GAAP net loss for the six months ended June 30, 2024, was $5,394,000 or $0.44 per ordinary share, compared to a non-GAAP net loss of $5,671,000, or $2.62 per ordinary share, in the six months ended June 30, 2023.

	Six months ended June 30,
(U.S. dollars in thousands, except share data and per share data)	2024	2023
GAAP Results
Net loss	(24,324)	(5,835)
Basic and diluted loss per share	(1.99)	(2.69)
Non-GAAP Results
Net loss	(5,394)	(5,671)
Basic and diluted loss per share	(0.44)	(2.62)

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses and revaluation of derivative warrant liabilities.

●	As of June 30, 2024, cash and cash equivalents were $9.7 million, compared to $3.1 million as of December 31, 2023. The increase compared to December 31, 2023, is mainly due to the proceeds received from a private placement and credit facility and from warrants exercised by shareholders that occurred in the first half of 2024, totaling $11.5 million gross ($11.3 net proceeds), less cash used during the first half of 2024.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liabilities. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these Non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures and not rely on any single financial measure to evaluate the company’s business. For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

About Rail Vision Ltd.

Rail Vision is a development stage technology company that is seeking to revolutionize railway safety and the data-related market. The company has developed cutting edge, artificial intelligence based, industry-leading technology specifically designed for railways. The company has developed its railway detection and systems to save lives, increase efficiency, and dramatically reduce expenses for the railway operators. Rail Vision believes that its technology will significantly increase railway safety around the world, while creating significant benefits and adding value to everyone who relies on the train ecosystem: from passengers using trains for transportation to companies that use railways to deliver goods and services. In addition, the company believes that its technology has the potential to advance the revolutionary concept of autonomous trains into a practical reality. For more information, please visit https://www.railvision.io/

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its commitment to excellence and innovation, as it continues to implement solutions that meet and exceed customer expectations. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report on Form 20-F filed with the SEC on March 28, 2024. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Rail Vision is not responsible for the contents of third-party websites.

Contacts

Shahar Hania
Chief Executive Officer
Rail Vision Ltd.
15 Ha’Tidhar St
Ra’anana, 4366517 Israel
Telephone: +972- 9-957-7706

Investor Relations:

Michal Efraty

investors@railvision.io

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30, 2024	December 31, 2023
	Unaudited	Audited
ASSETS
Current assets:
Cash and cash equivalents	$9,691	$3,066
Restricted cash	215	223
Accounts receivable	135	--
Inventories	968	977
Other current assets	354	336
Total current assets	11,363	4,602

Non-current Assets:
Operating lease - right of use asset	738	889
Fixed assets, net	351	430
	1,089	1,319

Total assets	12,452	5,921

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Trade accounts payables	88	185
Current operating lease liability	282	285
Other accounts payable	1,823	2,140
Total current liabilities	2,193	2,610

Non-current operating lease liability	363	524

Total liabilities	2,556	3,134

Shareholders’ equity
Ordinary shares	--	68
Additional paid in capital	100,182	68,681
Accumulated deficit	(90,286)	(65,962)
Total shareholders’ equity	9,896	2,787

Total liabilities and shareholders’ equity	12,452	5,921

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended
	June 30,
	2024	2023

Revenues	$761	$--
Cost of revenues	(372)	--
Gross profit	389	--

Research and development expenses	(2,458)	(3,682)
General and administrative expenses	(2,116)	(2,303)

Operating loss	(4,185)	(5,985)

Financial (expenses) income:
Revaluation of derivative warrant liabilities	(18,835)	--
Other financing income (expenses), net	(1,304)	150
Net loss for the period	(24,324)	(5,835)

Basic and diluted loss per share	(1.99)	(2.69)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	12,193,918	2,167,170

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares			Additional		Total
	Number of shares		USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2024	2,998,278		68	68,681	(65,962)	2,787
Cancelation of the par value of ordinary shares	--		(68)	68	--	--
Issuance of units of ordinary shares and pre-funded warrants, net of issuance costs (*)	3,554,200	(**)	--	1,404	--	1,404
Exercise of warrants to ordinary shares, net of issuance costs (***)	12,258,487		--	23,791	--	23,791
Classification of warrant liabilities to equity warrants	--		--	6,143	--	6,143
Share-based payment	--		--	95	--	95
Net loss for the period	--		--	--	(24,324)	(24,324)

Balance as of June 30, 2024	18,810,965		--	100,182	(90,286)	9,896

(*)	Issuance costs in the amount of approximately $39.
(**)	Including 1,902,742 Pre-funded Warrants which were exercised to 1,902,742 ordinary shares during February and March 2024.
(***)	Issuance costs in the amount of approximately $187.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND
SHAREHOLDERS’ EQUITY (Cont.)

(U.S. dollars in thousands, except share data and per share data)

	Ordinary Shares		Additional		Total
	Number of shares	USD	paid in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2023	1,987,005	46	63,033	(54,814)	8,265
Issuance of shares as a result of exercise of warrants	24,431	1	(1)	--	--
Issuance of units of ordinary shares and warrants, net of issuance costs (*)	986,842	21	5,374	--	5,395
Share-based payment	--	--	165	--	165
Net loss for the period	--	--	--	(5,835)	(5,835)

Balance as of June 30, 2023	2,998,278	68	68,571	(60,649)	7,990

(*)	Issuance expenses in the amount of approximately $603.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended June 30,
	2024	2023
Cash flows from operating activities
Net loss for the period	$(24,324)	$(5,835)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	85	80
Share-based payment	95	165
Change in operating lease liability	(13)	(39)
Effect of exchange rate changes on cash and cash equivalents	56	--
Revaluation of derivative warrant liabilities	18,835	--
Amortization of a discount related to a convertible loan credit facility	1,229	--

Changes in operating assets and liabilities:

Increase in accounts receivables	(135)	--
Increase in other current assets	(18)	(80)
Decrease (increase) in Inventories	9	(491)
Increase (decrease) in trade accounts payable	(97)	167
Increase (decrease) in other accounts payable	(317)	624

Net cash used in operating activities	(4,595)	(5,409)

Cash flows from investing activities
Purchase of fixed assets	(6)	(137)

Net cash used in investing activities	(6)	(137)

Cash flows from financing activities:
Proceeds from a convertible loan credit facility and issuance of warrants	1,500	--
Payments on convertible loan credit facility	(1,000)	--
Proceeds from exercise of warrants, net of issuance expenses	7,813	--
Proceeds from issuance of shares and warrants, net of issuance expenses	2,961	5,460

Net cash provided by financing activities	11,274	5,460

Effect of exchange rate changes on cash and cash equivalents	(56)	--
Increase (Decrease) in cash, cash equivalents and restricted cash	6,617	(86)
Cash, cash equivalents and restricted cash at the beginning of the period	3,289	8,492

Cash, cash equivalents and restricted cash at the end of the period	$9,906	$8,406
Non Cash Activities:

Conversion of a convertible loan credit facility to ordinary shares	500	--
Issuance expenses recorded in other accounts payables	--	65

Rail Vision Ltd.

RECONCILIATION OF GAAP TO NON-GAAP Financial Measures

(U.S. dollars in thousands, except share data and per share data)

	Six months ended June 30,
	2024	2023

GAAP operating loss	(4,185)	(5,985)
Stock-based compensation in research and development expenses	18	28
Stock-based compensation in general and administrative expenses	77	136
Non-GAAP operating loss	(4,090)	(5,821)

GAAP Revaluation of derivative warrant liability expenses	(18,835)	--
Revaluation of derivative warrant liabilities	18,835	--
Non-GAAP Revaluation of derivative warrant liabilities expenses	--	--

GAAP net loss	(24,324)	(5,835)
Stock-based compensation expenses	95	164
Revaluation of derivative warrant liability expenses	18,835	--
Non-GAAP net loss	(5,394)	(5,671)

GAAP Basic and diluted loss per share	(1.99)	(2.69)
Non-GAAP Basic and diluted loss per share	(0.44)	(2.62)

Weighted average number of shares outstanding used to compute basic and diluted loss per ordinary share	12,193,918	2,167,170